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                                                               [PRODIGY LOGO]



October 16, 2001


Dear Prodigy Shareholder:

         As you know, on October 2, 2001, SBC Communications Inc. commenced a tender offer for all of the outstanding shares of Class A common stock of Prodigy at an offer price of $5.45 per share. Prodigy's Board of Directors established an Independent Directors Committee, comprised of those Directors who have no affiliation with SBC or any other major shareholder, in December of 2000 to evaluate business agreements between Prodigy and SBC.

         The Board delegated the Committee the authority to determine what recommendation Prodigy would make to its shareholders with respect to SBC's October 2, 2001 tender offer. The Committee engaged its own counsel and financial advisors. The Committee has determined that Prodigy is unable to take a position on the offer at this time for the reasons set forth below.

         The reasons for the position are the possibility of an increase in the offer price by SBC and the possibility of a negotiated transaction between Prodigy and SBC. On October 15, 2001, SBC filed Amendment No. 1 to its Schedule TO, which describes the status of discussions between SBC and its representatives and the Committee and its representatives.

         Prodigy recommends that shareholders defer a decision on the offer until the results of the discussions are known. Prodigy will communicate with you as soon as practicable if and when SBC increases its offer price or the parties reach agreement on a negotiated transaction.

         Thank you for your careful consideration of this matter. We encourage you to read Prodigy's Form 10-K filed with the SEC and incorporated into Prodigy's Annual Report 2000 - especially those portions entitled "SBC Transaction" and "Certain Factors That May Affect Future Operating Results" - for a more thorough discussion of SBC's relationship with Prodigy and the potential for conflicts of interest.


                                                     Sincerely,


                                                     Charles Foster




              6500 River Place Blvd., Bldg. III, Austin, TX 78730
                      Tel 512.527.1500 Fax 512.345.5361
                               www.prodigy.com